Exhibit 19

Policy Regarding Insider Trading

Introduction

NB Bancorp, Inc. (the “Company”) is a public company registered with the Securities and Exchange Commission (the “SEC”) that has issued common stock listed and traded on the Nasdaq exchange under the Nasdaq Capital Market as securities (collectively, the “Securities”). As a public company, the Company files annual, quarterly and periodic reports and proxy statements with the SEC and the rules of the SEC and Nasdaq govern the Securities. Investments by directors, officers and employees in the Company stock is generally desirable and encouraged. However, such investments should be made with caution and with recognition of certain legal prohibitions.

Statement of Policy

While this Policy should be read in its entirety, as a general rule, as a director, officer or employee of a public company, you may NOT, whether personally or on behalf of others:

1.	buy, sell, recommend or otherwise trade in securities whether issued by the Company or by any other company, while in possession of “material inside information” or material non-public information (“MNPI”) about the issuer.

2.	disclose MNPI to any other person (including immediate family members, friends or stockbrokers) so that such other person may trade in the stock or use the information in connection with any trade of any stock – otherwise known as “tipping”.

This Policy applies to your family members residing in your household or if the securities transactions of those family members are subject to your influence or control.

There are serious civil and criminal penalties if you wrongly obtain or use such MNPI , or if you disclose MNPI and the MNPI is used in connection with trading of any securities. Such penalties may include substantial fines to you or prison, as well as possible liability of the Company for your actions. Directors, officers and employees who violate this Policy may face disciplinary action, including termination of employment or removal from the violator’s role with the Company or Needham Bank (the “Bank”).

The Company has developed this policy as required by the SEC to briefly explain the insider trading laws and set forth procedures and limitations on trading by directors, officers and employees. However, these guidelines do not address all possible situations that you may face. In addition, you need to review and understand the Company’s Policy on Fair Disclosure to Investors that describes your obligations regarding the selective disclosure of confidential information to ensure compliance with SEC Regulation FD, which requires “fair disclosure” of MNPI. You must also review the Insider Trader Policy set forth in the Employee Handbook distributed by Needham Bank to its employees. In the event of a conflict between this Policy and the Employee Handbook, this Policy shall prevail.

Insider Trading Concepts

What is “Inside” or “Non-Public” Information?

Inside information includes any non-public information of which you become aware because of your role with the Company as a director, officer or employee and which has not been disclosed to the public

(“Non-Public Information”). The Non-Public Information may be about the Company, Needham Bank or any other subsidiaries or affiliates.

Non-Public Information may also include information you learn about third parties in the course of your work, such as another company that may be involve current or prospective customers, suppliers to the Company or those with which the Company may be in negotiations regarding a potential transaction, or a competitor or business partner of the Company or Needham Bank.

What Is Material Non-Public Information or “MNPI”?

Information is material if an investor would think that it is important in deciding whether to buy, sell or hold securities, or if it could affect the market price of the securities. Either positive or negative Non-Public Information may be material. If you are unsure whether the information is material, assume it is material.

Examples of material information typically include, but are not limited to:

•	Financial or accounting problems;
•	Estimates of future earnings or losses;
•	Significant non-recurring gains or losses;
•	Events that could result in restating financial information;
•	A proposed acquisition, sale or merger;
•	Changes in key management personnel;
•	Beginning or settling a major lawsuit;
•	Changes in dividend policies;
•	Declaring a stock split;
•	A stock repurchase program; or
•	A stock or bond offering.

Additional Trading Guidelines

A. MNPI and Company or Needham Bank employee benefit plans

•	401(k) Plan. An officer or employee having MNPI regarding the Company may not (i) initiate a transfer of funds into or out of any Company stock fund of the 401(k) plan, or (ii) increase an existing election to invest funds in the Company stock fund. However, ongoing purchases of the Company’s stock through the plan pursuant to a prior election are not prohibited.
•	Other Company Stock Purchase Plans. A director, officer or employee having MNPI regarding the Company may not sign up for, or increase participation in, any dividend reinvestment plan. However, ongoing purchases through those plans pursuant to a prior election are not prohibited.
•	Stock Options. A director, officer or employee may exercise a stock option at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if the employee has MNPI regarding the Company. At any time, however, an employee may deliver Company stock already owned to pay the option exercise price and taxes.
•	Stock Awards. Shares may be canceled to pay taxes on vested awards is allowable during a blackout period. However, vested shares that have settled are covered by the above insider trading restrictions.
•	The sale of stock acquired upon an exercise of stock options and the transfer of funds into and out of the Company’s stock plans are subject to special rules. The Filing Coordinator should be contacted before any such transaction is conducted.

B. Additional Rules Applicable to Proposed Mergers/Acquisitions

Whenever the Company is actively considering a merger, acquisition or other significant business relationship (such as a joint venture), all Company personnel aware of the transaction or involved in due diligence or other planning for or attention to the transaction or business relationship should not trade in any of the Company’s securities and any securities of the other company without first contacting the Filing Coordinator, who may consult with outside counsel.

C. Stock Repurchases by the Company

This policy does not restrict the Company’s purchase of its common stock. The Board of Directors may choose to delegate to the Chief Executive Officer or his designee(s) the authority and discretion to authorize the Company to purchase Company common stock pursuant to a Board-approved and currently effective stock repurchase program, including during a restricted trading period under this policy in accordance with a 10b5-1 plan. In such a circumstance, the Chief Executive Officer must determine that the following conditions are met:

(a)	The Company is not in possession of MNPI that prohibits such purchases;
(b)	Market conditions for the repurchase are favorable;
(c)	There are no material differences in the financial condition of the Company referenced in the last publicly reported balance sheet date that have not been publicly disclosed;
(d)	There are no material differences in the consolidated results of core operations of the Company for the current quarter and the average for the four most recent quarterly periods that have not been publicly disclosed;
(e)	It is anticipated that expected earnings for the current quarter will not be materially different from analysts’ publicly announced estimates for the current quarter or guidance provided by the Company, if any;
(f)	The Company is not currently in the process of conducting a transaction or series of related transactions that have not been publicly disclosed and which, if consummated, would likely have a material impact on the financial condition or results of operations of the Company, nor is the Company actively considering any such transaction or series of transactions;
(g)	The stock repurchases are conducted in accordance with the currently effective stock repurchase program and are not being conducted to manipulate the trading market for the Company common stock; and
(h)	The Chief Executive Officer or his designee(e) has sought the advice of any advisors as he shall deem appropriate.

Confidentiality

While you may have access to or be aware of MNPI through your work, you may not disclose such MNPI to anyone inside the Company or Needham Bank or outside, as such disclosure may violate an existing non-disclosure agreement, the Company’s own Confidentiality Policy or applicable law, except where exceptions exist by law or agreement.

A. Confidentiality of Non-Public Information

Directors, officers and employees should not discuss internal matters or developments with anyone outside of the Company (including family members, securities analysts, individual investors, members of the investment community and news media), except as required in the performance of regular corporate duties. In addition, directors, officers and employees of the Company with knowledge of MNPI should only disclose such information to other Company personnel on a “need-to-know” basis so that the group of individuals with knowledge of MNPI is kept as small as possible.

All inquiries about the Company made by the financial press, investment analysts or others in the financial community, or by stockholders must be handled in accordance with the Company’s Policy on Fair Disclosure to Investors. If you have any doubt as to your responsibilities under this policy, you should seek clarification from the Disclosure Policy Compliance Officer before acting.

B. Prohibition Against Internet Disclosure

It is inappropriate for any unauthorized person to disclose Company information or to discuss the Company on the Internet, including in any forum or chat room where companies and their prospects are discussed. The posts in these forums are, in some cases, made by investors who are poorly informed, who have malicious intent or who intend to benefit their own stock positions. To avoid the disclosure of MNPI, no director, officer or employee may discuss the Company or Company-related information in an Internet forum or chat room, regardless of the situation.

If you have any questions regarding this policy, please contact the Chief Executive Officer or the Filing Coordinator of the Company.

Restricted Group

This Policy addresses additional restrictions that are applicable only to Directors, Executive Officers and certain other officers, and all persons in the Accounting Department of the Company (the “Restricted Group”). The Filing Coordinator and Director of HR shall maintain the listing of the Restricted Group and update accordingly, as needed. Any member of the Restricted Group shall consider themselves as a continuing member of the Restricted Group unless instructed otherwise, and shall comply with the requirements for members of the Restricted Group.

Blackout Periods

A.	Quarterly Blackout Periods.

No person in the Restricted Group can trade in Company securities during a blackout period that begins generally on the 20th day of the last month of each calendar quarter (i.e., on March 20, June 20, September 20 and December 20) and ends at the end of the first full trading day after the public release of the Company’s earnings for such quarter. These dates are approximate and the Filing Coordinator will provide the exact dates of the beginning and ending dates of any blackout period. The blackout period applies to (i) open market purchases or sales, (ii) a sale of securities following exercise of a stock option (including a sale by way of a cashless exercise), (iii) signing up fora dividend reinvestment plan, and (iv) initiating a transfer of funds into or out of any Company stock fund of a 401(k) plan or increasing an existing election to invest funds in any Company stock fund. However, ongoing purchases through the 401(k) plan or other Company-sponsored plan pursuant to a prior election are permitted at any time (i.e., they are not subject to the blackout period).

B.	Temporary Blackout Periods.

The Company may also institute temporary blackout periods in the event of a material corporate development. Notice of temporary blackout periods will be distributed by means of a written or electronic communication specifying the duration of the blackout period and the persons subject to it.

C.	Written Plan Exception.

The limitations of the blackout periods do not apply to trading in Company securities pursuant to a “written plan for trading securities” provided that such plan was entered into prior to the commencement of the applicable blackout period, meets the requirements of SEC Rule 10b5-1 and is approved in advance by the Company’s Board of Directors. Directors and executive officers may only enter into a trading plan when they are not in possession of MNPI. Certain information regarding the trading plan will be required to be disclosed in the Company’s SEC filings, including a description of the material terms of such trading plan. The Company reserves the right to prohibit such plans if the Board of Directors of the Company, after consultation with management and any applicable Board committee, determines that such prohibition is in the best interest of the Company. The Filing Coordinator should be contacted prior to implementation of a trading plan under SEC Rule 10b5-1. Transactions made under a trading plan should be promptly reported to the Filing Coordinator. Certain information regarding the trading plan must be disclosed in the Company’s SEC filings, including a description of the material terms of such trading plan.

D.	Prohibition on Standing Orders.

Standing orders (except standing orders under approved Rule 10b5-1 plans) for the purchase or sale of shares of the Company’s securities should not be used (other than on a daily basis).

E.	Pre-Clearance of all Trades.

Prior to the execution, or the placing, of any order with respect to, or any trades in, the Company’s common stock, the Filing Coordinator should be notified. This will enable the Company to better ensure compliance with the prohibition on trading during the quarterly blackout periods or while in possession of MNPI, as well as the reporting obligations (e.g., Forms 4 and 5 under Section 16(a) of the federal securities laws) relating to changes in the stock ownership by executive officers and directors.

F.	Speculative Trading

No person in the Restricted Group may at any time sell short Company stock or otherwise sell any equity securities of the Company that they do not own. Generally, a short sale means any transaction whereby one may benefit from a decline in the Company’s stock price.

G.	Short-Swing Profits

No person in the Restricted Group may purchase Company stock and sell the same shares within a 6-month period at a profit. Such transactions are considered “short-swing” profits and any gains made from such transactions are required to be returned to the Company.

H.	Options

No person in the Restricted Group may at any time buy or sell options on Company securities (so called “puts”, “calls” and other options or derivatives) except in accordance with a program approved by the Company’s Board of Directors or a trade cleared by the Filing Coordinator and such trade is made through a broker-dealer of the Company. This restriction does not apply to the exercise of employee or director stock options, which is treated under Section A above.

I.	Margin Accounts and Pledges

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. A margin sale or foreclosure sale may occur at a time when the pledgor is aware of MNPI or otherwise is not permitted to trade in Company securities and, as a result, the pledgor may be subject to liability under insider trading laws.

Therefore, you may not purchase Company securities on margin, or borrow against any account in which Company securities are held, or pledge Company securities as collateral for a loan.

An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan from a third party (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan from a third party must submit a request for approval to the Company’s Board of Directors at least two weeks prior to the execution of the documents evidencing the proposed pledge.